September 13, 2024

Glenn Sanford
Founder, Chief Executive Officer and Chair of the Board eXp World Holdings, Inc.
2219 Rimland Drive, Suite 301
Bellingham, WA 98226

       Re: eXp World Holdings, Inc.
           Definitive Proxy Statement on Schedule 14A
           Response dated August 23, 2024
           File No. 001-38493
Dear Glenn Sanford:

       We have reviewed your August 23, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 15, 2024 letter.

Response Letter submitted August 23, 2024
Pay Versus Performance

1. In your response to prior comment 2, you indicated that you believe your disclosure as provided was sufficient given your facts and circumstances. It is unclear, however, which components of the compensation actually paid calculations were impacted by the errors in
          Compensation Actually Paid to PEO    for 2021 and    Average
Compensation Actually
       Paid to Non-PEO NEOs    for 2022; and whether these errors could have
enhanced an
       investor   s understanding of the information in the pay versus
performance table and
       related disclosure for 2023. We note, for example, that the relationship graphs provided on pages 45 and 46 show significantly less variability in compensation actually paid than the graphs on pages 58 and 59 of your 2022 proxy statement. It is not clear, however, which underlying factors caused these changes. Without the revised compensation actually paid calculations, we are unable to fully understand the trends shown in your
 September 13, 2024
Page 2

       graphs on pages 45 and 46. We note in this regard that changes in equity value from year to year will have an impact on compensation actually paid, total shareholder return
       and your Company-Selected Measure,    Annual Total Stockholder Return.


       Please tell us the specific factors that you considered in your determination not to include the calculations required by Item 402(v)(2)(iii) of Regulation S-K for the years prior to
       2023. In particular, please tell us whether and how you considered (1) the impact that positive and negative revisions to two or more individual components of the
       compensation actually paid calculation could have on the net amount presented in the total, (2) the impact of each individual calculation on the difference between Summary
       Compensation Table and compensation actually paid totals from year to year, and (3) the magnitude of changes between 2023 and prior years attributable to each individual calculation, as well as how each of these considerations could enhance
an investor   s
       understanding of your compensation program. Further, please address how you considered the impact of the omitted disclosure on your relationship graphs as discussed above.
       Please contact Conlon Danberg at 202-551-4466 or Daniel Crawford at 202-551-7767
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Disclosure Review
Program
cc:   Ali Nardali, Esq.